Filed by R1 RCM Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: R1 RCM Inc.
Commission File No.: 001-34746

Commission File No. for the Related Registration Statement: 333-264188

Date: April 13, 2022

The following is a complete transcript of R1 RCM Inc.'s teach-in on Cloudmed and corresponding presentation held on April 12, 2022.

R1 RCM Cloudmed Teach-In April 12, 2022

Cloudmed Presenters
•Lee Rivas, CEO
•Jennifer Williams, CFO

R1 RCM Inc. Presenters
•Joseph Flanagan, President & CEO
•Rachel Wilson, CFO & Treasurer
•Atif Rahim, SVP Investor Relations

Analysts
•Stephanie Davis, SVB Leerink LLC
•Vikram Kesavabhotla, Baird & Co.
•Thomas Kelliher, RBC Capital Markets
•Glen Santangelo, Jefferies

PRESENTATION

Atif Rahim
Hello and welcome to today's teach-in on Cloudmed. Happy to have you all join us and take time out of your day to learn more about R1 and Cloudmed as we go forward with this transaction. We've fielded a lot of questions from the investment community since announcement of the acquisition on January 10th and there is a few recurring themes which we feel will be best addressed by an informational session like this. So some of the things we plan to cover on today's call are Cloudmed's capabilities and business model, revenue growth drivers, and the Cloudmed combination with R1. So we'll start off with some prepared comments and turn it over and hear from [inaudible]. Then, we also have a chat button in the web screen that you can send questions to if you'd like to get anything in particular answered. We also [inaudible] have throughout the presentation. We have Lee Rivas, CEO of Cloudmed. He will also be accompanied by Jennifer Williams, CFO of Cloudmed. And then we will have Joe Flanagan and Rachel Wilson from R1 available for Q&A. Following the live, fully prepared remarks, as I mentioned, we will have the Q&A and we'll be making some forward-looking statements at today's session. Please refer to slides 2-4 in the presentation for additional details on these forward-looking statements. Now, I'd like to turn the call over to Lee and Jennifer. Lee, please go ahead.

Lee Rivas
Alright. I'm unmuting myself. Thank you, Atif, for the intro. We're very excited to be with you all today. Good afternoon from Atlanta. Jennifer and I are together in the same room. And we are looking forward to the next hour. What we'll do today is intros upfront. Just to give you a little background on myself and Jennifer. Then we've got a set of slides prepared that will give you an overview at the highest level of the business, the problem we solve, the how we solve it with a technology platform, a couple examples of our products, a slide or two on how we grow with customers, with new customers, new products, etc, and then we'll close on our strategic fit with R1. So let me start with an introduction. I'm Lee Rivas, CEO of Cloudmed. My background and the journey that led me here to Cloudmed and R1, the themes are being part of mission-oriented businesses, leading technology-enabled businesses, specifically a lot of experience with technology and data platforms, leading growth businesses and the last 10 plus years in healthcare data and analytics. And the quick story is, I started my career in the U.S. Army. I'm very proud to have served in the army as an officer. Got a lot of leadership and operational experience. Some time in consulting at McKinsey, and then 14 years at RELX group, which you all may know. And that's where I got a lot of experience that's relevant to both Cloudmed and R1, leading businesses that operated off of a technology and data platform, leading integrations specifically in the healthcare data space and doing a lot of the same things we've done here over the last three or four years at Cloudmed, and that we intend to do at R1. And then the last three years at Cloudmed. I'm very proud to have joined an amazing team, built some incredible people around us, and had a lot of success helping providers get paid for services they provide. Not coincidentally, Jennifer and I've known each other for 10 years, 10 plus. We worked together back in 2010 for a couple years at LexisNexis Risk Solutions. She was my controller then in one of my first large P&L jobs. So, let me introduce you to Jennifer.

Jennifer Williams
Great. Thanks, Lee. I'm Jennifer Williams, CFO of Cloudmed. I've been in various financial roles over the last 20 years, primarily in technology businesses, including, as Lee mentioned, 10 years at LexisNexis, where we worked together leading one of their divisions. For the last five years, I've worked specifically in healthcare technology, including Change Healthcare, where I lead their corporate finance group and that included through the Change McKesson joint venture and their IPO. Lee was a great colleague when we worked together 10 years ago. So about two years ago when he called me and asked me to join Cloudmed to help lead the finance organization and the transformation of the business, I was excited to join him. It's always great to work with great people. So I'm excited about the R1 combination, and the opportunities that are ahead of us for both our customers, our employees, and our shareholders. And I look forward to our discussion today. Thanks, Lee.

Lee Rivas
Thanks, Jennifer. Atif, if you could pull up the first slide. So let me give you a high level summary, just the themes that you'll hear today. And then what I'll do going forward is just dive deep into each of these themes. So, Atif, I don't know if we can see the slides. I don't see them on my screen, but I'm assuming you have the first summary slide up.

Atif Rahim
Correct. You're good to go.

Lee Rivas
Okay, good. A couple of themes here. The first theme is we are a market leading revenue intelligence company. I spoke about mission orientation from my military days. We have a great mission helping healthcare providers get paid for services they provide, and in turn allow them to do what they do best, which is care for patients. The problem is complex. It is persistent, and I'll go through why that is. We have demonstrated customer demand. We're very proud to partner with 400 plus customers representing $800 billion of net patient revenue across the U.S. healthcare system in acute and physician group settings. The third point you'll hear me talk through in detail is part of the value we deliver, part of why our commercial engine is so strong, and why we have so much competitive differentiation, is the nature of our technology platform, the data in that technology platform, and the automation capabilities we have to deliver high value to our customers. The fourth point on this is we have a highly predictable and recurring revenue model. We have a slide explaining our performance fee structure or our customer-aligned incentive model. We'll actually go through and illustrate why we're confident in our business model. And the last point, there's not a ton of detail in this deck on this last point, but we are very proud of strong revenue growth and operating margins and continued opportunities to grow at similar rates and to continue to automate and make our model even more efficient and continue with strong margins.

So let me start diving a little deep. This is one more summary slide, "Cloudmed at a glance." So if you see on the left side, the big buckets are large addressable market, comprehensive platform approach, a very strong customer value proposition, and the last piece is some numbers on our financial profile. So on the top row, the point I want to highlight is, our addressable market is $20 billion. The way we think about our market is $2 trillion of spend for hospital systems plus physician groups. There is at least 5% of revenue not captured by systems. I'll use the term leakage, loss, not captured. These are very large numbers and this represents our addressable market. You see some numbers on the right, I'll cover those in more detail later. On the platform side, the way to think about this business is we have visibility because of our broad customer set of all national payers, hospital systems and physician groups across all 50 states, across all areas of coverage, commercial, Medicare, Medicaid, Medicare Advantage, VA, etc. Here are some examples of the types of datasets and the magnitude of data we cover. And you see the numbers there on the second row. The third is, the piece we're most proud of because at the end of the day we do great work on behalf of our customers, as we have very high net revenue retention at 117%. And the thing to note on this middle bucket is 87 of the top 100 health systems served. That means we have at least one product sold into those health systems. And I'll go through a slide that illustrates why we believe we have even more opportunity within our customer base and outside of our customer base. And the thing we highlight to our customers, you'll see that on our website, you see it here, is that $1.8 billion. This is the additional revenue delivered to our customers in 2021. We're very proud of that number. And then you see on the bottom row, scaled revenue and very, very strong operating margins across the board.

So let me touch on the problem statement. I won't go through every point on the top row in detail, but you see these five elements. The first point is U.S. healthcare reimbursement is highly complex. Regulations around clinical coding, reimbursement, billing, procedure, diagnosis codes change multiple times a year. The second point is this is a large scale data problem. There are hundreds of millions of patient encounters a year in all settings and each of these patient encounters have the demographic information of the patient, whether they're eligible for certain types of coverage, and all the procedures, diagnosis codes, and associated claims with that patient. A huge classic big data problem. This fourth point is hospitals only see their own data. So part of the issue, the challenge they have is they have no predictive way to understand payment trends, charge trends, billing trends, or why for example, a claim may get denied to that hospital system. And the point on the right is, this is, you know, in some ways, an inefficient market. As we all know, there's a lot of talk about the inefficiencies in the U.S. healthcare system. One part of the system that is pretty efficient is payers. So health insurers are very much enabled by technology and software tools to enable them to optimize reimbursement. So part of our role is to optimize payments to providers, and you see some of the impact on the bottom of this slide.

So the next slide, this is an intro into the how. So Cloudmed delivers a uniform, unified platform at scale. And when we say platform, we mean what's on the left side of the slide. I've already talked about data. I'll talk about algorithms and machine learning that applies predictive trending to payments. And then equally important, is the staff we have that are experts in clinical coding and reimbursement. So that's that third point. Super important to deliver high customer ROI. And then on the right, an intro into the value and how we deliver our solutions to customers, comprehensive data feeds, high ROI, we'll do this math when we get to our customer incentive model, and that leads to lots of hospitals serves, 400 plus hospitals serves, served and very high customer stickiness.

So let's do a little bit of a deep dive into data and the nature of our tech platform. This is for our team, one of the core reasons why we are able to deliver premium results to our customers, why we're able to compete against a market that is largely point solutions, and why we deliver to our customers something they wouldn't be able to solve on their own. So on the left, I'm not going to read the words, you see data sources. These are data sources, again, across all U.S. payers. So we understand the models of U.S. payers apply to specific states, specific types of coverage, etc. These are hospital systems and physician groups and every state, and again across all types of coverage. You see the picture in the middle. One of the advantages we have of having brought together several companies over the course of the last five plus years at Cloudmed is we were able to start from scratch to build a modern technology stack with associated architecture. So you see on the right, a scalable, integrated data ingestion engine. This is super critical because of the types of datasets you'll hear us talk internally about a unified data specification, a key value driver of being able to onboard a customer very quickly. Cloud Native, we have classic, modern big data processing, and then purpose-built analytics for healthcare specific data sets, charges, billing, reimbursement, etc.

And like any platform approach, what you see, what we see is a network effect across that data set. So in any network, what you have is, the more data we see, the more customers we get, the more value we can bring back to that customer, and the more value we can bring across the ecosystem of providers. This is a key value driver to our customers. They expect a lot out of Cloudmed. It's also a reason why our competitive position is so strong. The more customers we get, the more data we collect, the stronger our solution becomes. So when we are sitting here as a company lucky enough to have partnered with 87 of the top 100 systems, which effectively is 50% of the U.S. health system market, the power of our data tech platform and automation is immense.

So let me go through a couple examples of our products. So you can see them on our website, but I thought it'd be helpful to give you a few examples of exactly what do our solutions do and why are they such high value to our customers. So slide 11 here is an overview of how we talk about our solutions from left to right. Our Optimization Suite, which you can see, it's not on this slide, but this is the largest portion of our revenue today, is capturing missed or underpaid revenue across the entire revenue cycle. And so you see the product names we use. I'll give an example of DRG Validation and Charge Capture on the next two slides. These are products that have robust sets of code, claims, reimbursement analytics embedded in them that allow us to identify sources of missed revenue. Acceleration is exactly what it sounds like. It's us helping a provider get cash in faster. Government Suite is what it sounds like. There are obviously complex regulations of sort associated with CMS, Medicare, Medicaid. We have solutions that help customers solve some of the more highly complex problems associated with compliance. And on the very right, Automation Suite. This is one of several places where there's a connection point with R1. We both talk a lot about automation. One of the reasons why the combination is so powerful is we also have 26 million automated tasks, a lesser number than R1, but for us, we've had a commercial model that extends to our customers outside of our own customer base. So a very exciting thing as we think about the two companies together.

So let me give you two examples of how our products work. And the themes here will be complex data problem, high-powered analytics to solve that problem, streamline delivery to customers, and then incremental revenue delivered to our customers. So this is an example of a clinical coding accuracy solution. This is what we internally would call our DRG Validation solution. The customer problem, this is one hospital system, is there are lots and lots of clinical codes they deal with on a monthly, annual basis. So in this case, 140,000 clinical codes that are embedded throughout their system. The first challenge is there, for this particular system, there are 50,000 patient encounters. So this is the number of times they will see a patient. They need to review them, they need to consolidate these data into what are usually disparate data sources. This is the full inpatient volume. We then apply rules to that volume. Let's just make this real and bring an example. I live in Atlanta. We use Emory as our health system. If I were to go in for a knee surgery, and there were an implant. And let's just say for argument's sake, this is an inpatient visit. Emory has no way of understanding what the pricing trends are for that knee surgery or payment trends more appropriately. And I happened to be covered, let's say by Aetna. All they see is Emory data, so they have no idea of the payment trends for knee surgeries for my demographic, for an inpatient setting, covered by Aetna. If a similar patient that has my demographics, inpatient, and so on, is in New York, let's just say covered by Aetna, but with New York Presbyterian, another large system, the hospitals have no way of understanding payment trends. The power of our analytics is we see the trend on that knee surgery for that payer, for that inpatient setting, in my case a commercial plan, all across the country and can identify anywhere there are discrepancies for that knee surgery. And so what you see here on the second box is we have a host of algorithms or rules that identify multiple if then statements leading all the way to machine learning statement, machine learning models, which predict, okay, this is what's happening. We've seen this trend in other states and other covered settings for that patient. There might be discrepancy here. The third step, and you see the numbers, is we have a staff of auditors. So these are staff that are then reviewing the opportunities, the 5,000 opportunities to validate, so that when it gets to a customer, it's a highly refined data set that allows that customer to not only identify, but then capture reimbursements. And one of the things we're proud of, is you see a very high level of acceptance of findings. This is the 90% just under the $4.1 million. So for this customer alone, we delivered an incremental $4.1 million solving this big data problem.

Let me give you one more example of a real challenge for hospital systems identifying incorrect patient charges. We can see that in little green box, it's actually a denials management problem. So the customer problem is, 6% to 13% of all U.S. claims are denied or underpaid. One of the primary reasons they're denied or underpaid is actually a discrepancy in charges. Okay? So on the left, when a patient is discharged in this example, the hospital and physician generate their own unique claims. This is what happens when someone, a patient, goes to the ER and has his or her appendix removed. Two types of claims are filed, a physician claim and a hospital claim. And in this case, you can see the obvious discrepancy. The physician bills for an appendix removal surgery and the hospital bills for an ER visit with no surgery. So there's an inaccurate reimbursement. In this case, the hospital's either underpaid or perhaps a denied claim. Cloudmed sees that same patient, sees the charge, sees across all U.S. states where there are typical discrepancies. This happens to be for appendix, is one of the primary causes of discrepancy. We then link the claims together, run our rules, find the discrepancy, update the hospital claim. So we actually enable the hospital to update their claim that includes appendix removal, validated, updated, and the hospital then sends that claim for additional payment. So these two examples, again, thematically are large scale data problem that is very tough for a hospital to solve on their own, unique IP in our rules or algorithms and data platform, and at the end of the day, we are delivering value to our customers that allow them to succeed.

Let me shift gears and talk about value delivered. So here is an example of a customer and numbers for this customer. And what you see here from left to right, are the types of problems mapped to our solutions. Okay? And then you see impact, I won't read through the words, and then higher level impact on the bottom row. From left to right, you see where over time, in this case, it's a long period, 2004 to 2020. We have delivered incremental value to our customers and you see the numbers that lead up to that $265 million. So here are the big takeaways from this slide. One is we are comprehensive across the area of revenue intelligence. We compete with point solutions that operate in one, maybe two of these areas. That's the first point. The second point is we have a very, I haven't talked about this yet, but it'd be very relevant when we talk about the combination with R1, a very strong commercial engine that has had initially a strategy of expanding with our current customers. So remember I talked about 87 of the top 100. That just means we have at least one solution sold. There is a lot of whitespace within our customer base. This is an example of how we've expanded with one customer.

Next slide please. And what this shows you is an example. Well, it's actually actual numbers, but hidden names of our top five customers by revenue. Let me just orient you to the slide. From left to right or customer, we're just calling them 1, 2, 3, 4, and 5, they happen to be very, very large systems. And from top to bottom you see our Acceleration Suite and Optimization Suite and the products. And in any circle says this is an expansion in 2020 or 21. So really the last two years. Any square is an active pipeline opportunity. And a checkbox, obviously, is they have that solution. And so just to pick on one or two customers. Customer one happens to have huge discrepancies in their underpayments, but we are active, our sales team is active in opportunities with DRG Validation, Charge Capture, and Transfer. We might have another customer, customer 4, that is more penetrated over time for different reasons where we have more active opportunities and the value of this customer is we are seeing their data, we're delivering the full power of our Revenue Intelligence Suite to that customer.

Let me talk through, this is the only slide we have on our aligned fee structure. So let me just walk left to right on how the math works as we think about revenue to Cloudmed, relative to value delivered to a customer. So on the left, let's just pick numbers here. We start with a hospital system will have some level of net patient revenue. So let's pick something on the kind of bottom 50% of U.S. hospital system and say that it's a billion of NPR. Okay? It sounds like a big number. It's not as big on a relative basis for U.S. hospital systems. We believe there's at least 5% of opportunity based on all the reasons I highlighted before, incorrect coding, staff shortages at hospital systems, lack of technology, lack of a true tech platform to solve the problem. That 5% is a $50 million problem. And this is across all areas, so it would map to across all of our solution sets. So if we partnered with this system and sold all of our solutions, and let's just say we charged 20% of the $50 million, revenue to Cloudmed would be $10 million. Okay? So that's the way to think about the math. A couple points I'd make here. This, historically, is highly recurring. We can map our top 10, top 100 customers and see recurring revenues over time. That is in part because a lot of tailwinds increased complexity and regulation, continued patient volumes, inability to solve issues in their system with regard to data, and again, constantly changing regulations that move the ball on these hospital systems when it comes to solving this problem. We have very low attrition, we're very proud of, obviously we would love for attrition to be zero, but very comparable to other high scale growth companies and high ROI to our customers.

Let me touch on this point. This is the best overview of how we grow. And inevitably you might have questions on this, but let me just touch on this slide. There are really three, call it four levers of how we think about growing Cloudmed. The first is to grow our customer base. I think I've hit that one already. We have 50% of U.S. systems, but lots of opportunity within our customer base. So that's the second point, actually, cross sell and upsell big opportunities within our customer base. That point on the left is, there's still a lot of opportunity to grow outside of our customer base. So 50% of U.S. hospitals do not buy any solution of ours. So we believe that's a huge opportunity. Part of our go-to-market commercial model is tackling both those areas, net new customers, grow the customer base, and cross selling and upsell within our customer base. This third lever is super important and a place where I personally have a lot of experience in my previous roles before Cloudmed, building net new products that in some way, shape or form are adjacent enough and make strategic sense to apply to new adjacent markets. In this case, the most obvious market where we're super under penetrated is the physician group market. So as an example, we believe the underpayments problem is equally large in the physician group market. We have organically built a solution to tackle this problem in that market. And I could give you a host of other examples of innovation around adjacent market growth. Partnerships and M&A, very similar to R1, we are very strategic, very methodical about how we think about M&A. It's not our primary growth lever, but one we think about as strategically, where can we create additive capabilities with M&A and partnership?

This is a bit of a summary on what sets us apart before I get to some comments on R1. I won't go through this in detail, I've talked to this slide already. The most comprehensive solution competing with either point solutions in the market or hospitals that may for whatever reason do it themselves, a health specific platform with immense automation and analytic capabilities. Automation that is very much tied to hospital workflows. People, staff, real experts we're proud to have as team members. These are revenue intelligence experts, reimbursement specialists, data scientists, different types of team members, and then deep and trusted relationships. You all know that in this industry, in order to be a true trusted partner and have scale, we need to have reference ability. So we're very proud of the work we do for our customers and how referenceable we are as a company.

The last two slides talk a bit about our combination with R1. This slide is mostly around revenue intelligence capabilities that are additive. So the themes here are rules, data, and customers. Okay? So you see some numbers on the left side. We bring significant incremental number of algorithms or rules. So this is that knee replacement surgery. If knee replacement in a system is covered by Aetna, in this state, in commercial, there's a likely range of outcomes and range of payments for that setting. We have 12,000 rules that are inference rules that are available in our engine, our platform, if you will, to apply to our solutions. Same thing with annual charges. You see the numbers, R1 on the left, Cloudmed on the right. Same thing with annual transfer DRG reviews, a CMS module around transferring patient from one setting to another, and then one solution sold into our customer base of 400 plus customers. And then you see on the right, several net new capabilities that we would look forward to partnering with R1's base of customers going forward.

The last point, I want to just reiterate my excitement to combine with R1. What's not on this slide is people and mission. We share a mission to help health systems, providers, physician groups succeed. In our case it happens to be very specifically focused on capturing additional revenue. R1 is more comprehensive across their customer base and our customer base. However, we believe we can bring incremental value with our tech platform and data asset. You see some of the numbers on the right. I mentioned the commercial engine. We are very excited about the modular solutions within the R1 Solution Suite. And we believe we have an opportunity to expand even further across our respective customer base and across the landscape of health systems and physician groups. And then inevitably, our solutions will further enable R1 to continue to expand their end-to-end customer base. So in closing, I hope you got from my discussion, we're very excited about R1. We believe in this combination. Thematically, we solve a very complex problem for our customers, they have a hard time solving for themselves or with existing point solutions. We apply a very data centric automation and technology approach. And last, but not least, we're very proud of our team members that work with our customers, both at Cloudmed and R1, to deliver immense value to our customers. Thank you and Atif, we can open it up for questions.

Atif Rahim
Thank you, Lee. So 12 analysts are on the call today, if you'd like to ask a question, the best way to do this would be to raise your hand and I'll keep moving the queue forward with questions. The one thing I just want everyone to be aware of, there may be feedback if you have the live stream open while asking the question, so please mute that live stream while you're asking the question on the Zoom call. And that should be, that should be all. I see Stephanie has her hand up. Stephanie, please go ahead with your question.

Stephanie Davis
Hey, Atif and team. Thank you for taking my question. Our channel checks, when we were going through the R1 and Cloudmed opportunity, showed that most end-to-end buyers, you guys included, didn't do as well in the middle of the cycle where Cloudmed plays. So I'd love to hear a bit more about kind of why Cloudmed is able to do this and what prevented the team from kind of getting up to the same speed as Cloudmed.

Joe Flanagan
Hey, Lee, why don't you take the first part of that question from Cloudmed's perspective because you see all of the end-to-end players and then I'll comment, Stephanie, on the other side of Lee's comments around kind of why we're so excited about the value prop we can go to market together with.

Lee Rivas
Yeah.

Stephanie Davis
Perfect.

Lee Rivas
Nice to meet you, Stephanie. There's three themes to why we believe we deliver incremental value to any number of end-to-end outsourcers. The first is comprehensiveness of data. The second is the scale of our tech platform. And the third is the level of specialty staff we have at Cloudmed. So the simplest way probably 80% of the answer is we see data across many many hospital systems. So that knee surgery example I gave you is a super simplistic example, but there are many more complex examples of the patient with comorbidities that is in a Medicare setting that transferred from inpatient, to outpatient, to home health, etc. That it is very hard for a system or any company that doesn't have the data access, the technology platform that can process the data, let alone a very specialized staff that is solely focused on this one problem. Right. I have a lot of respect for R1, just the complexity of the tasks and the value that they deliver to their customers. But our task is highly, highly specialized, which is why we're able to deliver incremental value above and beyond a typical end-to-end automation company.

Joe Flanagan
You know, kind of adding on to that, Stephanie, one of the things that was important for us as we thought about larger scale M&A that we were we were absolutely focused on getting incremental capability that was technology driven. And so, you know, not a surprise to us on your channel checks. Adding intelligence in this middle area via the Cloudmed combination, we think is very, very strategic and positions us very well in the eyes of the providers that want to go down an end-to-end strategic partnership. And as we think about our competitive positioning vis-à-vis the peers that we traditionally compete with in that offering, we're very, very excited as a direct result of bringing in the expertise via the Cloudmed acquisition. I think Lee laid that out well and some of the compare and contrasts, as stark art as they are, highlight, one confirming your channel checks and two we can say with a high degree of confidence we are addressing that capability via this acquisition. The final thing I'll say is in our end-to-end engagements, I think we've done a very good job in almost every one of our engagements the middle rev cycle is in scope. So we have significant contract at scale, in coding operations, HIM operations, clinical interfaces and so we have a high degree of control to implement Cloudmed's revenue intelligence platform and because of the technology architecture on the Cloudmed side, and we already have those data listeners or data feeds established, the lift is not that significant on our contracted book of business to introduce the capabilities as a high priority, immediately post closing of the transaction.

Stephanie Davis
Understood. And just a quick, quick follow up on the cross sales comment you made, Joe. Do you view the Cloudmed opportunity more as cross selling R1's end-to-end platform with these large systems? Or is there any opportunity for some of the larger physician groups that you started to go into downmarket where they could have a middle cycle solution need?

Joe Flanagan
I think it's both. It would be hard for me to parse out which is more exciting. But without a doubt, there is a gap in the market and Cloudmed's addressed that organically via their technology development and innovation product teams on serving the physicians and that is a data problem as Lee highlighted. We know that almost every physician group we talk with they are desperately seeking revenue intelligence solutions that they can take advantage of. So we are very, very excited about the unlock of that opportunity set. And then as Lee commented on, from our standpoint, Cloudmed has the best commercial engine to sell modular solutions into providers. And we've got as you know, a number of modular solutions in addition to Cloudmed's current offerings. That's very, very exciting. And then on the end-to-end channel and end-to-end offering, whether that be our standalone pipeline, which is very robust right now. This again, increases our differentiation in a positive way or it be on Cloudmed's installed base and the end-to-end offering will not be a fit for every one of Cloudmed's customers. But there will no doubt be customers within Cloudmed's installed base that would like to evolve the partnership strategically along these lines. And it's just a very natural discussion for us to engage in, in a partnerial way with the providers at the time they're ready, if they're ready, but I feel like we are extremely well positioned and no doubt there will be a subset of those customers that we would not otherwise have had a dialogue or relationship with that as a direct result of this transaction, there's a strong relationship and we'll be in a great position to evolve that. So it's really hard for me to say any one of those market opportunities is more exciting. They're all equally exciting from my standpoint.

Stephanie Davis
Looking forward to seeing the cross sales up. Thank you guys.

Joe Flanagan
Great. Thanks, Stephanie.

Atif Rahim
Thanks, Stephanie. The next question comes from Vikram Kesavabhotla. Vikram, please go ahead.

Vikram Kesavabhotla
Yeah. Hi, everybody. Thanks for taking the question. I want to ask you a couple of quick ones just around the evolution of the revenue model here. So I guess first, Lee, I think you mentioned on one of the slides that the company has done about 13 acquisitions over the last five years. I'm wondering if you can talk about what the organic growth rate of the business has been over that time and how that compares to the 20% revenue growth profile you talked about in the presentation today. And then separately, I think I saw on the first slide that in 2021, you recovered about $1.8 billion of revenue for your customers. And I think Cloudmed did about $360 million of revenue last year. And so that would seem to imply, you know, roughly a 20% take rate or performance fee rate, I guess first is that a fair way to characterize the revenue model here and then, you know, how was that kind of performance fee rate trended over time? And is there any reason to think that would go higher or lower going forward? Appreciate any color on all of those things? Thanks.

Lee Rivas
Jennifer, you want to take that?

Jennifer Williams
Sure. Well on the first one related to the take rate and the stability of that we've seen it trend very stable over the last few years and we expect that it will remain stable in the future. So we don't really foresee any pricing pressure on the take rate as we think about the overall pricing model. And then as far as the on your other question, if you'll just repeat that one, the first one.

Vikram Kesavabhotla
The first question I had was around the company, you know, I think has done about 13 acquisitions in the last five years,-

Jennifer Williams
Right.

Vikram Kesavabhotla
-just how the organic growth rate of the business compares to the 20% that you've talked about going forward.

Jennifer Williams
Yeah, if you look at our GAAP financials, you'll actually see because of our acquisition growth, that it's about 90 plus percent growth, year over year, from a GAAP perspective. The 20% is an organic growth, pro forma organic growth rate. So we do, you know, we are growing organically, and we do expect that on a go forward basis we'll continue in that 20% range.

Vikram Kesavabhotla
Alright, thank you.

Atif Rahim
Thank you, Vikram. We have a question from the audience. This may be more for Jennifer about how Cloudmed's trends were during COVID, especially around revenue, cash flow, and EBITDA. Any color you can share there?

Jennifer Williams
Sure. You know, like most health care providers, we saw an impact related to COVID volumes in the second quarter of 2020 when many of the preventive elective surgeries and procedures were cancelled or delayed, so our customers saw significant volume declines. We saw a drop off in late Q1, early Q2, that began to rebound through the second quarter and then slowly rebounded through the end of the year to almost pre-pandemic levels. From a revenue perspective, we have a little bit of a lag. So from the time we get the data from our providers, we process it, we provide the recoveries back to them and they receive the cash, that's how we're recognizing revenue in many of our solutions. And so we saw an impact in the second half of 2020 and also some in early 21 as well. It's mostly recovered now. Our volumes are back to pre-pandemic levels. But we did see that revenue impact. The other place that we saw it was in our bookings and implementations. What was really interesting is that our bookings never slowed down during the pandemic, which I think speaks to the value that we're bringing to providers. But we did see a delay in implementations, quite frankly, because providers were distracted trying to respond internally to the pandemic. And so we did see delayed implementation timelines. We've worked through that backlog of implementations. And so we feel really good as we move forward that there's no longer really any kind of an impact that will be seen in our financials going forward. From an EBITDA and a cash flow perspective, we are growing. So in some cases, we were able to just delay incremental hires that we brought and use existing staff that we had. We really made very little changes to personnel during the time period. We didn't have to do large reductions or anything like that. We were able to hang on to the staff that we had and work through the process with our customers during that time period. So there really weren't any significant cost challenges. Or cash flow challenges during the time.

Atif Rahim
Thank you, Jennifer. Next question comes from Thomas Kelliher at RBC. Thomas, please go ahead.

Thomas Kelliher
Hey, good morning. Thanks for hosting the session and for taking the questions. This one's for Lee, so I can appreciate some of the strategic rationale and the fit with R1, but what I wanted to better understand was maybe some of the more specific deciding factors that ultimately led you to join R1, given you all were, I think previously on a path to an IPO.

Lee Rivas
Yeah, I'll touch on that. A couple themes, first of all, I'm very excited to be partnered with R1. We're obviously in a period, pre-close of getting approvals, but I've clearly had a chance to have dinner with, meet with Joe, Rachel, and team. So I'm very excited. I'll just start with that. You know the answer to your question on why we decided here is, above all else, we have the same thesis R1 has on value delivered to customers. So providers are looking to consolidate vendors. They're looking to partner with truly strategic partners. And in this case with the R1 business, they, their primary customers are CEOs, CFOs. And so that was the first thing. The second thing is we viewed R1 as a market leader in a similar way that we have a market leadership position. So a very strong position in an industry that has lots of competition, if you will. The culture point is important. We have a similar mission, a similar set of values. Just a similar set of way of doing business. Customer first, really focus on operational execution, really focus on diligently integrating acquisitions and innovating while you're doing it. So that was the other path. So really, this was about fit. We could have pursued many, many other paths given our scale and growth. And the team we built which I'm biased, but Jennifer and the rest of the team at Cloudmed are super impressive. So it was about fit and where we could deliver the most value to customers. And we just felt after having some discussions with Joe and the team that this was absolutely the best strategic fit. Joe, would you add anything?

Joe Flanagan
No. The only thing I would emphasize, it's not necessarily additive, is just how excited we are about the human capital profile of the combined business. Lee commented on it. I just want to emphasize it from a talent standpoint. We are really going to market with, I believe the broadest and deepest talent in our area of expertise, and I think that is going to bode well on many dimensions looking forward.

Thomas Kelliher
Great, that's helpful. And then one more if I could. I know we're kind of a few months beyond the deal announcement. Do you have any more kind of client feedback you might be able to share, and have any of the Cloudmed clients expressed interest in full outsourcing recently or in any points in the past. Have you seen any sort of transition, demand, just given the labor market?

Joe Flanagan
Yeah, maybe Lee, I'll start, and this'll be, Lee and I'll tag team this question because we're operating as two separate companies. So I'll give some perspective on discussions I've had with our clients. And then I'll ask Lee to do the same on discussions with their clients. As I've said in a number of our investor events, one of the things that, you know, I view this as a good, good area of focus that we have to maintain is keeping the commercial teams focused on the respective businesses, because there is a lot of pent up excitement to work together and what not, post close. Feedback from our customers has been very, very positive. One, they understand the rationale on the transaction. Two, they have a high regard for Cloudmed as a standalone revenue intelligence player and they would confirm that view of market leadership and they understand how this applies to our commitment to them to as a strategic partner, to deploy capital to build capability that is solving a high value problem through our eyes. And I think I really want to emphasize that for customers to trust us in a 10 year engagement, they need to be convinced that we're going to allocate capital strategically to serve them. And we have a very strong track record along those lines. Scheduling, digital patient engagement, digital payment platforms, now revenue intelligence, those are data points that are confirmatory, and I think really position us very, very well in the eyes of the providers as we sit down with the CEO, CFO, and talk about a strategic partnership and they look at this transaction very much through those, through that lens and have a very favorable view on that. Lee, why don't you comment on the discussions you've had with your installed base.

Lee Rivas
Yeah, so thank you, Joe. Largely positive. I'll give you a bit of a nuance of our typical buyer, and where we fielded some questions. So on the positive side, the market views R1 as a leader in end to end automation. So that's a positive, anyone could look and see and hear about a positive reputation. So that's good. The people side is super important. Joe mentioned this. They want to know, are you sticking around, is the team sticking around, are the account managers, the commercial team, and we believe we have a very, very good path forward of retaining and developing our teams to grow with this company. That's probably question number one. Do I know what happens to my leader that deals with me on a day to day basis? The nuances I've had, I personally, when I first joined the company had committed to, easier during COVID actually, to talk to 100 customers just to get to know the customer base and I started my career in sales, and then product, post army. And so this when this deal got announced in January, I talked to 20 of those customers and the themes were keep doing what you're doing. So I just want to give you the nuances that keep focusing on delivering the premium value you give to us. That's the first caution you get from a customer. The second is an acknowledgment that there's a broader world out there, and that there are a lot of market tailwinds, if you will on outsourcing. Every one of our customers is having struggles with labor. They're all having struggles with technology. They have the same sorts of issues that you've heard Joe and Rachel articulate in the past. It's no different with our specific buyer. And so that can lead to discussions. But as Joe said, we're operating as two separate companies. So that's a bit nuanced. They might ask me and I say can't really answer until we're actually closed. The last point is your buyer can be different sometimes. So the larger the system, the more likely we are to deal with the head of revenue cycle. The smaller the system, the more likely to the CFO. So sometimes our buyers are very connected, our buyer will report to the R1 buyer, the CFO typically, so that's a bit of a nuance where they just might know less about about that side of the industry. They're very focused on clinical coding, accuracy, claims, denials management, and so on. So it becomes a, you know, hey guys, just keep doing what you're doing. We love you. Don't change. So it's that sort of discussion.

Thomas Kelliher
Alright, that's helpful. Thanks again. That's all from me.

Lee Rivas
Thanks.

Atif Rahim
Well thank you, Thomas. Before I go to Glen's question. There are two questions we have from the audience. Let me start with the second one first since, Lee, you touched on this a little bit and joining us the big theme for R1 for the last few years, but the question is around hiring employees to support growth going forward. What are the constraints we're seeing given the tight labor market and what can we do collectively on the automation front to higher leverage of employees?

Joe Flanagan
Yeah, so let me cover that because our exposure to the labor market, and I've talked about this before is a headwind and a tailwind and what I mean by that it's without a doubt driving stimulating growth in our end to end pipeline. As Lee mentioned, providers are struggling to navigate this, our scale, our global reach, our investment in automation, and digitization positions us very well to navigate this on their behalf and that is without a doubt resulting in more activity commercially, more engagement on end to end opportunity. That being said, we are not immune to this. And so in our current year guidance, just to recap some of the comments I've shared previously. In our current year guidance, we are absorbing higher what we call effect on payroll year over a year inflation on labor, within the previously provided guidance range. We're offsetting that with favorability on automation, and so you start to see the value of those investments we made in earnest in 2018 and have continued since then. We're opening up a new global center in the Philippines. We will exit the year with 1,000 people in that center. I've talked before Ascension and our extension of that agreement strategically gave us approval to do patient contact offshore. That is a very big deal. It just gives us access to more supply to address the imbalances that are permeating local economies. So that's, that's in general where we sit right now. I'm proud of the team. I feel good about where we are. Our capabilities are being recognized and discussions with the C-suite of the providers of why we're better positioned to navigate this challenge than they are on a standalone basis. Automation is the answer. Technology driven productivity is the offset to inflation. And we are maniacally focused on that. And I think the next lever that we're going to attack is automated decision making. And that's a function of the data set. And so some of the lead things Lee talked about in terms of the comprehensive data architecture that Cloudmed brings to this combination, that will unlock use cases where we're not automating manual tasks. Were actually having the technology make decisions and stopping manual work and more to come on that. Lee and I are very focused on once we close and having a dialogue with the investment community on use cases that we intend to organically build, but that is the next frontier on our journey. And we are early. We are early in the automation journey so to speak. We're proud of our successes as a combined basis. We are the leader in terms of actual demonstrated use cases around automation. And we intend to continue to invest heavily there and I just can't stress this enough. Our answer to inflation is technology driven productivity.

Atif Rahim
Alright, thank you, Joe. The second question is a follow up to, while listening to Joe here, about the go-to-market strategy going forward. So how, if we can answer this, how do we decide for prospective customer whether to proceed with an operating partner model or a modular strategy? How do those discussions evolve?

Joe Flanagan
Yeah, well, let me start with the go to market organization. We have a dedicated end to end commercial team. They have a very robust pipeline. And those are those are opportunities that they are originating, laying out pursuit strategies on and we have a good track record of converting those into contracts and partnerships. And that's, we intend to maintain that channel and maintain that focus. With the combination with Cloudmed, as Lee commented on, I can't emphasize enough how strongly we feel they are the leading commercial engine around modular offerings. And so our intent is just to support that modular engine and we're going to follow the lead of the customers. We have so much market share to unlock and growth to go after just introducing additional modules that we already have today into that commercial engine. That team and the strength of their relationships with customers based on the customer's need and the customer's desire will evolve. No doubt some of those into end to end discussions, but it's not our intent to necessarily repurpose that team to end to end sales. We really want to take advantage of the complementary capability, unlock growth, accelerate conversion of economics and that team is very sophisticated. They fully understand how to navigate the health system and they will at the customer's desire, I can't stress this enough. They will respond to those and I have no doubt taking that approach will be the most credible approach to the providers or through the lens of the providers. Lee, any thoughts that you have along those lines?

Lee Rivas
The only thing I would add is from a modular perspective. We'll continue with our model and let me just give you a little bit of color commentary on the model, but we're also very excited to partner with R1 after deal close with other modular solutions they have that extend across the breadth of revenue cycle. So I can't speak to that as much until close but on our model, we have a classic consulting solution sales approach. So we geographically orient the most important element of our model is the people that we have on accounts, if you will, that we have selling into these geographies, are hospital system specialists. So these are people who have deep, deep domain knowledge and clinical coding and reimbursement analytics, that at some point have converted into consultants, that very much partner with systems. And one of the reasons you see our net revenue retention rate at 117%. We have a breadth of customers, extensive KLAS ratings, is because we're very much a trusted partner. So it comes down to the people and then a classic geographically oriented model with customer and prospect segmentation that is oriented from large system to smaller system and groups of specialists for products that are more specialized, that will partner with the main commercial leads on each customer.

Atif Rahim
Wonderful. Thank you, [inaudible]. The last question is from Glen Santangelo. Glen, please go ahead.

Glen Santangelo
Thanks, Atif. Hey, Lee. I just want to follow up on some of the comments that you were making on the cross sell opportunity. Can you tell us, of the 20 health systems that R1 currently serves, how many of them are currently customers of Cloudmed?

Lee Rivas
So we can go by what we know that's publicly available. Most of them have at least one solution sold, today.

Glen Santangelo
Most of them. So you're already in-

Lee Rivas
Yeah.

Glen Santangelo
-you're already in all 20 and so on. [Inaudible].

Lee Rivas
[Inaudible] largely under penetrated at the systems we know of.

Glen Santangelo
Joe, the reason I asked right is because the most obvious cross sell seems maybe sell the Cloudmed offering into your existing customer base. And to that point, Lee, I just really want to make sure I fully understand the visibility on the revenue model, because the way you described it on that slide, right, it's base claims NPR you know, times the finding rate, times some, you know, performance based fees, but you know, our channel checks seem to indicate that there's just some base level contingency fee in the 20% to 25% range. And you know, how much of it is performance based? So, could you just help us understand exactly, you know, how you have the visibility you have on this revenue model? Exactly how it's calculated?

Lee Rivas
Yeah, so Jennifer fill in any blanks if you will, but because we have 87 of the top 100. So think large systems are super complex. Inpatient, outpatients have Medicare coverage, Medicaid, commercial, Medicaid advances, in all types of coverage. We are able to take net patient revenue and the type of system, the type of coverage, and the percentage, typical case mix. So we're running our own CRM analytics, if you will, on the opportunity within that customer. And with a high I mean, like super accurate in the high 90%, we can predict how much opportunity by area. So DRG validation, clinical coding, highly predictive because we know pick a system has this patient population, this characteristics, very similar to another system in a similar geography or a system in a different geographies that has similar patient demographics. We can then size what we think the opportunity is. So we literally have an automated CRM tool is one of the reasons I wouldn't go this deep if you didn't ask the question. The power of our sales model is we can run analytics behind the scene based on NPR, our broad set of customers of a certain type of certain coverage with similar patient demographics, and then predict we think there's, I'll make this up, Glen, but $30 million of opportunity in DRG validation, we think there's $50 in under payments, then we may run a pilot, a quick pilot, of a sample set and validate that and then really Glen we're on the hook, right? We articulated this is how much value we think there is. And so we are delivering as much value as we can and it oftentimes comes pretty close to that estimate.

Glen Santangelo
So do you put a performance guarantee out there with your clients-

Lee Rivas
No.

Glen Santangelo
-and maybe a way to simply this for all of us would be this role this would be if you take a typical health system that has a billion in NPR and you run your analytics on it, what type of revenue and savings can you generate in that typical scenario?

Lee Rivas
We'll say in that scenario, let's say 5% is $50 million we want this as a blank sheet, and not knowing the demographics of that system, we'll say, here's how the $50 million breaks down. We don't guarantee the $50 million. We guarantee that we think there's significant opportunity. And the revenue model for us is we get paid when you get paid when you capture the revenue, you submit the claim. We get a percentage of that resubmitted claim based on a more accurate reimbursement level.

Glen Santangelo
Right.

Lee Rivas
So if we sold every solution, Glen, to that $50 million opportunity than maybe we 20% make $10 million. More often it's you saw that picture of like the map of history. Okay, try this first solution. It's making $10 million. And for us, that's, you know, $2 million in revenue, what have you, and if that's usually the sequencing, the sales cycle is okay, prove it to us in charge capture and DRG those are related products. If you do well there, prove to us in under payments, I personally have been directly engaged with a system out west that when we walked in, they were you guys know the history of our merger with Triage. They were our Triage underpayment client. And it takes six months to really get them to trust us where we were a separate company Revint at the time. Today, that customer which is an academic medical center, everyone would know here, now has three other solutions sold in the last two years, but the total value would have been bigger. We're just chunking away at components of that total value.

Glen Santangelo
Okay. Thanks for that, Lee.

Lee Rivas
Thanks, Glen.

Glen Santangelo
Thanks, Atif.

Atif Rahim
Perfect. Thank you, Glen. We have no additional questions at this time. Let me turn it over to Joe for some closing comments. And the last question we do have from the audience is whether this will be posted to our website. Yes, there is a webcast URL that's live and as soon as this call is over will be available for replay. So with that, I will turn it over to Joe and thank you all for joining us today.

Joe Flanagan
Yeah, first, thank you everybody for joining us. And really Lee a sincere thank you to you and Jennifer, for taking the time to run this session. For the audience, one thing I wanted to share with all of you in closing is how excited I am to partner with Lee. Some of you have heard me characterize this in other investor conferences, but Lee's prospective skill sets, experiences complement mine I think very, very well. And I couldn't be more excited about partnering and solving problems together on behalf of our customers. And the final thing I would say is we're really committed to spending the time to bring all of you up to speed answer as many questions as we can. So hopefully, this has been a valuable session, please get feedback into Atif. I think we're planning one more prior to close. And again, I do appreciate the level of engagement here and taking the time with us today. And with that Atif, I'll go ahead and turn it over to you. I think we can close the call.

Atif Rahim
Well good. Thank you all for joining us again. And as Joe mentioned, if any of you have any feedback, questions, keep them coming. We're available to help in any way. Thank you.

Cloudmed Teach-In

Forward-Looking Statements This presentation includes information that may constitute “forward-looking statements,” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events and relationships, plans, future growth and future performance, including, but not limited to, statements about our strategic initiatives, our capital plans, our costs, our ability to successfully implement new technologies, our future financial and operational performance, our liquidity and the expected timing, completion and effects of the proposed transaction. These forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “designed,” “may,” “plan,” “predict,” “project,” “target,” “contemplate,” “would,” “seek,” “see” and similar expressions or variations or negatives of these words, although not all forward-looking statements contain these identifying words. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of R1’s and Cloudmed’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance, prediction or definitive statement of fact or probability. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: (i) our ability to retain existing customers or acquire new customers; (ii) the development of markets for our revenue cycle management ("RCM") offering; (iii) variability in the lead time of prospective customers; (iv) competition within the market; (v) breaches or failures of our information security measures or unauthorized access to a customer's data; (vi) delayed or unsuccessful implementation of our technologies or services, or unexpected implementation costs; (vii) disruptions in or damages to our global business services centers and third-party operated data centers; (viii) the impact of the COVID-19 pandemic on our business, operating results, and financial condition; (ix) the ability of the parties to consummate the proposed transaction in a timely manner or at all; (x) satisfaction of the conditions precedent to the consummation of the proposed transaction, including the receipt of required regulatory and shareholder approvals; and (xi) R1’s ability to timely and successfully achieve the anticipated benefits and potential synergies of the proposed transaction. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the heading “Risk Factors” in our most recent annual report on Form 10-K, our quarterly reports on Form 10-Q, the registration statement on Form S-4 and the proxy statement included therein that Project Roadrunner Parent Inc. has filed relating to the transactions described herein and any other periodic reports that we file with the SEC. The foregoing list of factors is not exhaustive. All forward-looking statements included herein are expressly qualified in their entirety by these cautionary statements as of the date hereof and involve many risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Subsequent events and developments, including actual results or changes in our assumptions, may cause our views to change. R1 assumes no obligation and does not intend to update these forward-looking statements, except as required by law. You are cautioned not to place undue reliance on such forward-looking statements.

Disclaimer Additional Information and Where to Find It In connection with the proposed transaction and plan of merger (the “Transaction Agreement”) by and among R1 RCM Inc. (“R1”), Project Roadrunner Parent Inc., a wholly owned subsidiary of R1 (“New R1”), Project Roadrunner Merger Sub Inc., a wholly owned subsidiary of New R1 (“R1 Merger Sub”), Coyco 1, L.P. (“Coyco 1”) and Coyco 2, L.P. (“Coyco 2”, and together with Coyco 1, the “Sellers”) and other parties thereto, pursuant to which R1 Merger Sub will merge with and into R1, with R1 surviving as a direct, wholly-owned subsidiary of New R1, and Sellers will contribute equity in their subsidiaries constituting the Cloudmed business (“Cloudmed”) to New R1 in exchange for shares of New Pubco common stock, New R1 has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which constitutes a prospectus and proxy statement of New R1 and has not yet been declared effective. The proxy statement/prospectus described above contains important information about R1, the Cloudmed business, the proposed transaction and related matters. A proxy statement/prospectus will be sent to all shareholders of R1. R1 and New R1 also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of R1 are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of these documents, and other documents filed with the SEC, by R1 through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from R1 by visiting its website at www.r1rcm.com, or upon written request to 434 W. Ascension Way, 6th Floor, Murray, Utah 84123. No Offer or Sale of Securities This presentation is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. No representations or warranties, express or implied, are given in, or in respect of, this presentation. To the fullest extent permitted by law, in no circumstances will R1, the Sellers, Cloudmed or any of their respective subsidiaries, equityholders, affiliates, representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith.

Disclaimer Financial Projections All financial projections in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond R1’s control. No independent registered public accounting firm has audited, reviewed, compiled or performed any procedures with respect to the combined financial information of R1 contained herein, and, accordingly R1 expresses no opinion or otherwise provides any form of assurance with respect thereto for the purposes of this presentation. Such information may not be included, may be adjusted or may be presented differently in, any registration statement or proxy statement or other relevant documents to be filed by R1 with the SEC. The inclusion of projections in this presentation should not be regarded as an indication that R1, or its representatives, considered or consider the projections to be a reliable prediction of future events. Non-GAAP Financial Information Some of the financial information and data contained in this presentation, including Adjusted EBITDA (and related measures), have not been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Adjusted EBITDA may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. This non-GAAP financial measure should not be considered in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Participants in the Solicitation The directors and executive officers of R1 may be deemed to be participants in the solicitation of proxies from R1’s shareholders. Information regarding R1’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, in respect of the transaction described herein will be included in the proxy statement/prospectus described above.

Cloudmed summary Market leading revenue intelligence company solving a persistent problem for health systems Demonstrated customer demand, 400+ customers representing over $800B of US hospital and physician net patient revenue (1) Differentiated technology, data, and platform approach enables the addition of new solutions  Highly predictable and recurring revenues with customer-aligned incentive revenue model Strong revenue growth and high margins 51. Customer and Net Patient Revenue totals as of December 31, 2021.

cloudmed

Cloudmed at a glance

Large Addressable Market	**$20B** *Addressable Market (1)*	**$2T** *Total U.S. Hospital and Physician Spend (2)*	**$800B** *Of Total U.S. Hospital and Physician Net Patient Revenue*
Comprehensive Tech Data Platform	**100TB+** *Clinical and Financial Data*	**~12,000** *Algorithms Driving Results Engine*	**26M+** *Automated Tasks Annually (3)*
Strong Value Proposition	**117%** *Net Revenue Retention (4)*	**87** *Of Top 100 Health Systems Served*	**$1.8B** *Additional Revenue Delivered to Customers in 2021*
2022E Financial Profile	**$446M** *Estimated Revenue*	**$191M** *Estimated Adj. EBITDA*	**43%** *Estimated Adj. EBITDA Margin*

1. 2020 National Health Expenditures Highlights by Centers for Medicare and Medicaid Services ("CMS"), "Contract Management Best Practices: Avoiding Common Mistakes that Cost Hospitals Millions of Dollars Annually" by Lisa T. Miller at VIE Healthcare via Becker's Hospital Review, "Revenue Leakage In Hospitals And Health Systems" by Waystar, and Cloudmed internal data
2. 2020 National Health Expenditures Highlights by CMS
3. Annual run rate based on first quarter 2022.
4. Dollar-based net revenue retention for the year ended December 31, 2021.
5. All other metrics calculated for the year ended December 31, 2021.

6

Reimbursement complexity Large-scale data complexity Analytics and processing requirements Limited hospital data sets Pressure from commercial and government payers Lower Revenue Higher Cost to Collect Revenue leakage is a complex and persistent problem for health systems 7 Increased Financial Pressure for Hospitals

8 Cloudmed delivers a unified platform solution at scale One leading platform Deeply embedded into customer workflow Scale data sets Powerful analytics Clinical & payments expertise High customer ROI Comprehensive Entire patient billing histories and reimbursement datasets 3-5x Client ROI 400+ Healthcare Providers Served (1) 117% Net Revenue Retention (2) Data feeds High ROI Hospitals Served Customer Stickiness 1. Customer totals calculated for the year ended December 31, 2021. 2. Dollar-based net revenue retention for the year ended December 31, 2021.

Electronic medical records Claim status & remittance information Medical insurance models Demographic and financial data Eligibility information Payer contracts Cloudmed’s platform is a key differentiator to drive results 9 Scalable, Flexible, and Integrated Data Fabric Cloud Native Big Data Processing Microservices architecture ML models Purpose-built analytics Deep technology stack AI Powered Workflow automationCustomization Proprietary algorithms Predictive machine learning Data sources Powerful data engine Architecture cloudmed

The value of our solutions increase with new customers

Value of engine

Healthcare Expertise

Subject matter expertise
Embedded into the AI models, data science, and analytics delivered to clients

Customer input

Constant customer input
Improves intelligence and linkages

New datasets

New data sources and algorithms
Improve the quality and insight from the rest of the platform

Every New Input

Every input **becomes** more valuable

cloudmed

400+
healthcare providers served

1.5T
charges reviewed

117%
net revenue retention (1)

100TB+
clinical and financial data

1. Dollar-based net revenue retention for the year ended December 31, 2021
2. All other metrics for the year ended December 31, 2021.

10

Optimization Suite Acceleration Suite Government Suite Automation Suite Capture missed or underpaid revenue across entire revenue cycle Repetitive tasks Experts Automation Improved accuracy Speed revenue collection Enhance reimbursement accuracy Optimize government reimbursement accuracy Maximize pharmacy savings Ensure compliance Simplify complex, labor- intensive workflows  Improve data accuracy Redeploy staff to higher- value work 20x More effective than manual audits Purpose Solutions DRG validation Charge capture Underpayment recovery Transfer DRG Complex claims Denials and underpayments Medicare bad debt Disproportionate share hospital 340B discovery Automation implementation Ongoing maintenance and adjustment Continuous monitoring Cloudmed solution overview 11

Product example 1: Clinical coding accuracy solution

cloudmed

Customer problem: 140,000 clinical codes with significant opportunity to capture lost revenue

1



Encounter Data

2



Rules & Algorithm Engine

3



Auditing

4



Client Workflow

Impact

1	2	3	4
50,000 encounters Full inpatient volume	**5,000 opportunities** 10% hit rate	**700 confirmations** 1-2% confirmed	**$4.1M additional revenue** 90% Acceptance Rate
• Review patient encounters • Consolidate disparate data sources	• Increase efficiency through automation • Compare data across 400+ customers and 500M+ patient encounters from all 50 states	• Validate findings via subject matter experts • Facilitate interactive feedback loop improving rules and adding IP	• Maximize reimbursement and decrease time to revenue • Work with clients to realize additional revenue

Illustrative Client Example

12

Product example 2: Identifying incorrect patient charges Hospital Physician Claim Hospital Claim When a patient is discharged, the hospital and physician(s) generate their own unique claims. Cloudmed technology links the claims data together. Hospital bills for an ER visit with no surgery Physician bills for an appendix removal surgery Patient goes to ER and has appendix removed Cloudmed Rules run on linked data Hospital Claim updated to include appendix removal Cloudmed Rules compare the claims to find valuable discrepancies. Discrepancy is validated, claim is updated and sent for additional payment. Inaccurate Reimbursement Accurate Full Reimbursement Customer problem: 6 - 13% of claims are denied or underpaid 13Illustrative Client Example cloudmed

Customer Example: Revenue recovered is material for customers

Illustrative Client Revenue Capture Opportunity (Total Recovered Since Inception)

($ in millions)



$131
$12
$78
$2
$39
$4
$265

	Underpaid Claims	Medicare Reimbursement	Transfer DRG Errors	Charge Capture	DRG Coding	Denied Claims	Total Revenue Recovered
Go-Live Date	*2004*	*2012*	*2013*	*2018*	*2019*	*2020*	
Impact	✓ Accurate contract modeling and dollar value of claim and resubmission	✓ Identify bad debt and disproportionate share hospital opportunities	✓ Correction of patients' clinical condition at discharge	✓ Identify likely missed charges in Inpatient, Outpatient and Physician claims	✓ Correct coding and submission of claims for accurate reimbursement	✓ Collection of aged and complex claims that were previously deemed uncollectible	

Expansion of Solutions through Cloudmed Platform Adoption

Comprehensive Revenue Intelligence Solution

Customer Integration with AI-enabled Workflows

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We have a strong track record of expanding solutions into our base customers Solutions Customer 1 Customer 2 Customer 3 Customer 4 Customer 5 A cc el er at io n Denials Recovery   Complex Claim Referrals  AR Recovery    O pt im iz at io n DRG Validation    Charge Capture    Underpayment Recovery      Transfer DRG    15 Expansion in 2020/21 Active Pipeline Opportunity

We have an aligned fee structure which drives highly recurring revenue 16 Visible, Predictable Revenue Model Base Claims (NPR) Findings Rate Performance-Based FeesX X = Revenue • Based on discharges • Directly indexed to growth in overall healthcare spend • Driven by continual systemic changes • Continual addition of new IP • Consistent as a percent of $ over time Value-based contingent fee model Strong Recurring Revenue 117% Net Revenue Retention (1) High ROI of 3-5x Value aligned to customers Low Attrition Less than 3% annually (2) 1. Dollar-based net revenue retention for the year ended December 31, 2021. 2. Attrition for the year ended December 31, 2021.

We have multiple levers to drive 20% growth 17 Grow Customer Base • Integrated platform resonating in the market: • Data ingestion • IP / workflow for recoveries • Transparency with results • Ability to replace multiple niche software & services vendors with an aligned strategic partner Cross-Sell and Up-Sell • Results and transparency place Cloudmed in a position of client trust • Data integration through Contracted Universal Data Spec • Majority of Cloudmed bookings in 2021 were from existing client base Adjacent Market Growth • Substantial TAM opportunity in automation given unique nature of healthcare / RCM • Physician Group Revenue Intelligence is an attractive market for Cloudmed; proven fit and growing Partnerships and M&A • Successful track record of 13 acquisitions in the last 5 years • Completed integration of client experience across all added solution areas • Unified data platform drive rapid time to value and ability to scale C lo ud m ed ’s “ R ig ht to W in ” Expand Core Growth Opportunity

What sets us apart Automation tailored to hospital workflows  Built to address the unique dynamics of a hospital’s revenue workflow  Intelligent automation solution rated #1 in the United States in 2021 by KLAS Research Comprehensive revenue intelligence solutions  Comprehensive revenue intelligence solutions from pre-claim submission through payment  Reduced operational complexity through elimination of revenue gaps and point solutions providers Healthcare-specific platform  Highly scalable and aggregates large data sets from disparate sources  Relationships with every category of U.S. payer, including commercial, Medicare, and Medicaid Revenue intelligence expertise  Technology is complemented by an industry-leading team of experts in every area of the revenue cycle  Reimbursement specialists and data scientists continually develop new algorithms to enhance ROI generating abilities Deep and trusted relationships  Trusted partner for our customers with best-in-KLAS customer service awards  Generate significant new business annually from word-of-mouth referrals and services expansion for current customers 18 cloudmed

Enhances R1's existing revenue intelligence capability

Additive Revenue Intelligence Scale

	R1	cloudmed
# of Expert Rules	2,000	~12,000
Annual Charge Capture & Underpayment Reviews	~7M	~52M
Annual Transfer DRG Reviews	~200,000	~400,000
Customers Served	20	400+

Net New Capabilities

DRG Validation

Medicare Bad Debt/ Disproportionate Share Hospital

340B Discovery

1. Cloudmed statistics calculated for the year ended December 31, 2021.

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High strategic fit with R1 Tech Platform and Data Sets from $800B of hospital and physician net patient revenue (1) • 10x patient encounter records maximizes customer return • 4x the amount of modular NPR with 6x more rules Commercial Engine to Sell Modular Solutions Unique solutions to deploy into end-to-end customer base • Significant Bookings Growth in 2021 demonstrates cross-sell and net-new growth • 11-year tenure of top 10 customers indicates strong relationship and value • Net new and additional capabilities to R1 processes • Innovative culture adds new IP 201. Comparatives are based upon current state of Cloudmed as compared to current state of R1 2. Customer totals calculated for the year ended December 31, 2021.

Additional Information and Where to Find It This communication includes information regarding the proposed transaction between R1 RCM Inc. (the “Company”) and Cloudmed, a leader in Revenue IntelligenceTM solutions for healthcare providers. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Project Roadrunner Parent Inc., a wholly owned subsidiary of the Company, has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of the Company, referred to as a proxy statement / prospectus. Promptly after the proxy statement / prospectus is declared effective by the SEC, the Company will send the definitive proxy statement / prospectus and a proxy card to each shareholder of the Company as of the record date for the meeting of R1 stockholders that has been established for voting on various proposals related to the transactions. The Company also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of the Company are urged to read the registration statement, the proxy statement / prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they do or will contain important information about the proposed transaction. Investors and security holders are able to obtain free copies of the registration statement, the proxy statement / prospectus, and all other relevant documents filed or that will be filed with the SEC by the Company and by Project Roadrunner Parent Inc. through the website maintained by the SEC at www.sec.gov. The documents filed by the Company and Project Roadrunner Parent Inc. with the SEC also may be obtained free of charge at the Company’s website at www.r1rcm.com or upon written request to 434 W. Ascension Way, 6th Floor, Murray, Utah 84123. Participants in Solicitation The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction is contained in the preliminary proxy statement / prospectus. You may obtain free copies of these documents as described in the preceding paragraph. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements This communication includes information that may constitute “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events and relationships, plans, future growth, and future performance, including, but not limited to, statements about the expected timing, completion, and effects of the proposed transaction, the Company’s strategic initiatives, capital plans, costs, ability to successfully implement new technologies, future financial and operational performance, and liquidity. These statements are often identified by the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “designed,” “may,” “plan,” “predict,” “project,” “target,” “contemplate,” “would,” “seek,” “see,” and similar expressions or variations or negatives of these words, although not all forward-looking statements contain these identifying words. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of the Company’s and Cloudmed’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance, prediction or definitive statement of fact or probability. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risk and uncertainties related to: (i) the ability of the parties to consummate the proposed transaction in a timely manner or at all; (ii) satisfaction of the conditions precedent to the consummation of the proposed transaction, including the receipt of required regulatory and shareholder approvals; (iii) the Company’s ability to timely and successfully achieve the anticipated benefits and potential synergies of the proposed transaction; and (iv) the impact of health epidemics, including the COVID-19 pandemic, on the Company’s business and any actions that the Company may take in response thereto. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the heading “Risk Factors” in the Company’s annual report on Form 10-K for the year ended December 31, 2021, quarterly reports on Form 10-Q, the registration statement on Form S-4 and the proxy statement included therein that Project Roadrunner Parent Inc. has filed relating to the transactions described herein, and any other periodic reports that the Company files with the SEC. The foregoing list of factors is not exhaustive. All forward-looking statements included herein are expressly qualified in their entirety by these cautionary statements as of the date hereof and involve many risks and uncertainties that could cause the Company’s actual results to differ materially from those expressed or implied in the Company’s forward-looking statements. Subsequent events and developments, including actual results or changes in the Company’s assumptions, may cause the Company’s views to change. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law. You are cautioned not to place undue reliance on such forward-looking statements.